UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                  Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 31 December 2014

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Mr Fennell and Ms Manz, both persons discharging managerial responsibility (‘PDMR’), inform the Company of their beneficial interests. (2 December 2014)

Announcement

Ms Wood, a PDMR, informs the Company of her beneficial interests.

Company Notified of transactions in respect of the Diageo Share Incentive Plan and Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

(10 December 2014)

Announcement Messrs Schwartz and Blazquez, both PDMRs, inform the Company of their beneficial interests. (8 December 2014)	Announcement Company announces uploading of subsidiaries’ annual financial statements to the National Storage Mechanism. (19 December 2014)

Diageo PLC - DGE
Director/PDMR Shareholding
Released 12:49 02-Dec-2014

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 1 December 2014 that the following persons discharging managerial responsibilities ("PDMR") received ordinary shares of 28 101/108 pence in the Company ("Ordinary Shares") on 1 December 2014 upon the exercise of options as detailed below:

Name of PDMR	Grant Date	Option Price	No. of Ordinary Shares	Shareplan

A Fennell	1 December 2009	£7.62	816	Diageo UK Sharesave Scheme 2000

A Manz	1 December 2011	£9.60	825	Diageo UK Sharesave Scheme 2010

As a result of these transactions, the interests of PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs andinterests as potential beneficiaries of the Company's Employee Benefit Trusts) have increased as follows:

Name of PDMR	Number of Ordinary Shares

A Fennell	93,760

A Manz	22,201

J Fahey

Senior Company Secretarial Assistant

2 December 2014

Diageo PLC - DGE
Director/PDMR Shareholding
Released 15:55 08-Dec-2014

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 8 December 2014 that:

1.	Larry Schwartz, a person discharging managerial responsibilities ("PDMR"), sold 5,181 American Depository Shares in the Company ("ADS")* on 5 December 2014 at a price per ADS of $123.57.

2.	Nicholas Blazquez, a PDMR, received ordinary shares of 28 101/108 pence in the Company ("Ordinary Shares") on 8 December 2014 upon the exercise of options as detailed below:

Grant Date	Option Price	Number of Ordinary Shares	Shareplan

8 October 2009	£7.62	408	Diageo UK Sharesave Scheme
2000

As a result of these transactions, the interests of Messers Schwartz and Blazquez in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of PDMR	Number of ADS

L Schwartz	26,124

Number of Ordinary Shares

N Blazquez	96,245

J Fahey

Senior Company Secretarial Assistant

8 December 2014

*1 ADS is equal to 4 Ordinary Shares in the Company

Diageo PLC - DGE
Director/PDMR Shareholding
Released 15:10 10-Dec-2014

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1.	It received notification on 9 December 2014 that Leanne Wood, a Person Discharging Managerial Responsibilities ("PDMR"), sold 349 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") on 5 December 2014 at a price per share of £19.60.

2.	It received notification on 10 December 2014 of the following allocations of Ordinary Shares under the Diageo Share Incentive Plan (the "Plan"), namely:

(i)	the following director of the Company was allocated Ordinary Shares on 10 December 2014 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	9

(ii)	the following PDMRs were allocated Ordinary Shares on 10 December 2014 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	9

S Moriarty	9

L Wood	11

The number of Ordinary Shares allocated comprises those purchased on behalf ofthe employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £19.14.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

3.	It received notification on 10 December 2014 that Dr FB Humer, a director of the Company, had purchased 433 Ordinary Shares on 10 December 2014 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £19.14.

As a result of the above transactions, interests of directors and PDMRs in then Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	56,836

D Mahlan	279,429 (of which 137,481 are held as ADS)*

Name of PDMR	Number of Ordinary Shares

N Blazquez	96,254

S Moriarty	41,847

L Wood	6,557

J Fahey

Senior Company Secretarial Assistant

10 December 2014

*1 ADS is the equivalent of 4 Ordinary Shares.

Diageo PLC - DGE
Subsidiary Annual Financial Statements
Released 11:48 19-Dec-2014

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 9 PARAGRAPH 9.6.3 OF THE LISTING RULES

Diageo plc (the "Company") announces that, in accordance with paragraph 9.6.3 of the Listing Rules, a copy of the financial statements for Diageo Capital B.V., Diageo Capital plc, Diageo Finance B.V., Diageo Finance plc and Diageo Investment Corporation for the year ended 30 June 2014 have been uploaded to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do.

J Fahey

Senior Company Secretarial Assistant

19 December 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 7 January 2015	By:	/s/ J Fahey
	Name:	J Fahey
	Title:	Senior Company Secretarial Assistant